Exhibit 1

MTS Receives Extension to Regain Compliance

with NASDAQ’s Minimum Stockholders’ Equity Requirement

RA’ANANA, Israel/River Edge, NJ, USA - June 22, 2018 - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, announced today that after submitting its plan to regain compliance with the minimum $2,500,000 in stockholders’ equity requirement as set forth in NASDAQ Listing Rule 5550 (b)(1), it received a notice from the Listing Qualifications Department of NASDAQ advising that it has until November 5, 2018 to regain compliance.

The Company’s plan to regain compliance is based in part on various cost-cutting measures, including a reduction in number of personnel that was implemented in the second quarter of this year and other steps to regain profitability in 2018. In addition, the Company has entered into a letter of intent with an institutional investor pursuant to which it has agreed to invest $1,500,000 in consideration for the Company issuing a new class of convertible preferred stock. Such issuance, which was approved by the Board of Directors of the Company on June 18, 2018, will require shareholder approval, which is expected to be obtained in the early Fall. The investor has also already invested an additional $200,000 in consideration for the issuance of 175,439 of the Company’s Ordinary Shares earlier this month. As a result of this expected aggregate capital infusion of $1.7 million, the Company expects to regain compliance with the $2.5 million stockholders’ equity requirement. No assurance can be given that the Company and the investor will enter into a definitive agreement or that shareholder approval will be obtained to effectuate the proposed issuance.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

Ofira Bar

Interim CFO

Tel: +972-9-7777-540

Email: ofira.bar@mtsint.com